UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62779A /August 27, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13999

In the Matter of	
Geotec, Inc., **InnoPet Brands Corp.,** **Marbledge Group, Inc.** ** (n/k/a AR Growth Finance Corp.),** **Phlo Corp.,** **Pliant Systems, Inc.,** **Southeast Banking Corp.,** **TNX Television Holdings, Inc., and** **WestPoint Stevens, Inc.,** ** Respondents.**	**CORRECTED ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO PHLO CORP.**

I.

        The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Phlo Corp. ("PHCP" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on August 10, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

        Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Phlo Corp. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.   PHCP (CIK No. 1012130) is a void Delaware corporation located in Jacksonville, Florida with a class of securities registered with the Commission under Exchange Act Section 12. On March 30, 2007, the Commission entered an order that, among other things, ordered that PHCP cease-and-desist from committing or being a cause of any violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. In the Matter of Phlo Corporation, et al., Admin. Proc. File No. 3-11909, Exchange Act Rel. No. 55562 (March 30, 2007). PHCP has violated the cease-and-desist order. As of August 5, 2010, the common stock of PHCP was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

      2.   PHCP has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended December 31, 2007.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

                         Elizabeth M. Murphy
                         Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.